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(CHARTERED SEMICONDUCTOR MANUFACTURING LETTERHEAD)



                                                                    EXHIBIT 99.1



N E W S   R E L E A S E

INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     maggietan@charteredsemi.com


                    CHARTERED IMPROVES FIRST QUARTER GUIDANCE

SINGAPORE - March 12, 2004 - Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) indicated that it expects moderately higher revenues and an improved net loss for first quarter 2004, compared to its original guidance, which was provided on January 30, 2004.

For the first quarter, Chartered now projects revenues, excluding its share of Silicon Manufacturing Partners (SMP), will be up approximately 23 to 25% sequentially, compared to the original guidance of "up 21 to 24%." "We now expect that Chartered's first quarter revenues including our share of SMP will be approximately $282 million, almost twice the level of the year-ago quarter," said George Thomas, vice president & CFO of Chartered. "Compared to fourth quarter 2003, we are seeing healthy growth in shipments of both mature and advanced technologies and an improved average selling price (ASP). The increase in revenue compared to our January outlook is primarily due to higher demand from customers in the communications sector. Primarily as a result of the expected higher revenues, we have also improved our guidance for the first-quarter bottom line. We now expect a net loss of approximately $7 million or $9 million net profit, when normalized for Fab 1 restructuring expense and CSP accounting treatment."

Chartered expects the revenue contribution from 0.18-micron and below products in the first quarter to be in the mid-40s percentage of total revenues, with a dollar contribution more than twice that of the

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year-ago quarter. Revenues from 0.13-micron products are expected to grow approximately 35% sequentially, considerably faster than overall revenues.

Based on its current assessment of market and customer trends, the Company's updated guidance for first quarter 2004 is as follows:

                                                 -------------------------------------------------------------
                                                 4Q 2003                       1Q 2004 Guidance
                                                 -------------------------------------------------------------
                                                  Actual                                        MARCH 12
                                                                 January 30 Guidance            GUIDANCE
                                                                   Midpoint/Range            MIDPOINT/RANGE
--------------------------------------------------------------------------------------------------------------
Revenues(a)                                      $182.8M           $224M, +/- $3M            $227M, +/- $2M
--------------------------------------------------------------------------------------------------------------
Chartered's share of SMP revenues                 $54.4M            $56M, +/- $1M             $55M, +/- $1M
--------------------------------------------------------------------------------------------------------------
Revenues including Chartered's share of SMP      $237.2M           $280M, +/- $4M            $282M, +/- $3M
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
ASP(a)                                             $911             $966, +/- $20            $973, +/- $10
--------------------------------------------------------------------------------------------------------------
ASP of Chartered's share of SMP revenues          $1,583           $1,556, +/- $25          $1,556, +/- $15
--------------------------------------------------------------------------------------------------------------
ASP including SMP                                 $1,010           $1,045, +/- $25          $1,050, +/- $15
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Utilization                                        71%           81%, +/- 2% points        81%, +/- 2% points
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Net loss(a)                                      $(43.2)M         $(8.6)M, +/- $5M          $(7.0)M, +/- $4M
--------------------------------------------------------------------------------------------------------------
Loss per ADS                                     $(0.17)         $(0.03), +/- $0.02        $(0.03), +/- $0.02
--------------------------------------------------------------------------------------------------------------

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Net loss without unusual items                   $(40.7)M         $(5.6)M, +/- $5M          $(4.0)M, +/- $4M
--------------------------------------------------------------------------------------------------------------
Impact of CSP accounting treatment               $(17.4)M             $(13.0)M                  $(13.0)M
--------------------------------------------------------------------------------------------------------------
Normalized net (loss) profit                     $(23.3)M           $7.4M,+/-$5M              $9.0M, +/-$4M
--------------------------------------------------------------------------------------------------------------

(a)  Determined in accordance with US GAAP

Chartered plans to release first quarter 2004 results on Friday, April 23, 2004, Singapore time, before the Singapore market opens.

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Chartered's original guidance for first quarter 2004 was published in the
Company's fourth-quarter 2003 earnings release which can be found on Chartered's Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,300 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


PRESENTATION OF INFORMATION IN THIS NEWS RELEASE

The Company's financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues and ASP, which included the Company's share of Silicon Manufacturing Partners. Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues. References to revenues or ASP including Chartered's share of SMP in this report are therefore not in accordance with US GAAP.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of revenue growth and normalized net profit, revenue contribution and growth of our 0.18 micron and below products and our outlook for first quarter 2004 including projected higher revenues, improved net loss, higher ASP and utilization rate, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are:

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changes in market outlook and trends, specifically in the foundry services and communications sector; pricing pressures, reliance on a small group of customers, rescheduling and canceling of orders; changes in product mix; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products and the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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